COVER LETTER

Leonard E. Neilson
A PROFESSIONAL CORPORATION
LEONARD E. NEILSON	8160 South Highland Drive, Suite 104
Attorney at Law	Sandy, Utah 84093
Telephone: (801) 733-0800
Fax: (801) 733-0808
E-mail: LNeilsonLaw@aol.com
December 31, 2013

Securities and Exchange Commission
Attn:  John Reynolds, Assistant Director
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	GEO JS Tech Group Corp.
Amendment No. 3 to
Form S-1 (Filed November 19, 2013)
SEC File No. 333-190941

Dear Mr. Reynolds:

In response to your letter dated November 27, 2013, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of GEO JS Tech Group Corp. (“GEO Tech” or the “Company”) and is based solely upon representations made and documents and information provided by the Company.  Amendment No. 3 to the Registration Statement on Form S-1 is being filed concurrently with this letter.  The Company has made certain changes in Amendment No. 3 in response to the Staff’s comments as described below.

Business

Comment 1.
We note your response to comment 8 from our letter dated September 26, 2013. For each of your properties please disclose the type of right or claim, such as placer or lode, State or Federal, patented or unpatented, lease or concession and include certain identifying information such as claim numbers, grant numbers, mining concession name or number, and recording and expiration dates.

Response to Comment 1:  Please note that we have added a new fifth paragraph and table under the “Current Business” heading on page 19 in order to disclose the information requested for each property.

Comment 2.
We note your response to comment 9 from our letter dated September 26, 2013 and we partially reissue the comment. Please disclose the selling price associated with each of these transactions and clarify if the material was removed from your property or purchased from a third party.

Response to Comment 2:  We have replaced the information following the second paragraph on page 19 with a new table to include all information requested and clarify the disclosure.

Comment 3.
We note your use of the term ore in your disclosure. The term ore is synonymous with the term reserve pursuant to paragraph (a) (1) of Industry Guide 7. Please revise to remove the term ore from your filing until you have defined a mineral reserve.

Response to Comment 3:  In response to your comment, we have revised disclosure throughout the document by substituting the phrase mineral resource or mineral for the word “ore”.

Comment 4.
We note your disclosure regarding the exploration of other project sites located in San
Simon, San Quintin, Ensenada, Baja California, Mexico and that you are exploring potential new mines in the Manzanillo, Colima, Mexico region. Please clarify your activities in each of these locations and tell us if these projects are different than the activities previously disclosed for El Sara, Marias, PILO PAO 1, and PILI PAO 2.

Response to Comment 4:  The projects are the same locations as previously disclosed for El Sara, Marias, PILO PAO 1, and PILI PAO 2 and the names have been made uniform throughout. We have also added to the third paragraph under the “Current Business” subheading on page 19 that there is currently no activities at any of these locations.

Comment 5.
We note your disclosure on page 19 regarding the cost and royalty of additional land rights. Please tell us if you control these rights and, if not, the basis for disclosing this information.

Response to Comment 5:  In response to your comment, we have removed the third paragraph under the “Business Strategy” heading on page 20 discussing acquisition of rights to additional mines.

Comment 6.
We note your response to comment 13 from our letter dated September 26, 2013 and we partially reissue the comment. In this regard we note the potential reserve disclosed on page F-8 of your financial statements.

Response to Comment 6:  We have revised Note 2(g) on page F-7 to the September 30, 2013 financial statements by deleting the reference to reserves.  Also, we changed the reference to “NI 43-101” to “United States Industry Guide 7” and added an explanation on no “information on proven or potential reserve”.

Comment 7.
Additionally, please be advised that as a company incorporated in Texas your mineral property reporting requirements should comply with Industry Guide 7 and not National
Instrument 43-101.

Response to Comment 7:  As discussed in our response to Comment 6 above, we have changed the reference to “NI 43-101” to “United States Industry Guide 7”.

Comment 8.
We note your response to comment 14 from our letter dated September 26, 2013 and we reissue the comment. Please note your reference to the development of a geological and structural model on page 23 of your revised disclosure.

Response to Comment 8:  Prior to responding to Comment 14 of your September 26, 2013 letter, we had a telephone conversation with John Coleman, Mining Engineer at the SEC.  Because the Company has no mining operations or mineral reserves and is designated an “exploration stage company” engaged in mineral exploration we previously removed references to estimates of mineralization and/or reserves.  Accordingly, we believe the requirements of paragraph (c) of Industry Guide 7 are not applicable and we have not included any supplemental information per your previous Comment 14. Additionally, we have removed all references to a geological and structural model from the first paragraph under the “Exploration” subheading on page 24 in response to your comment.

Comment 9.
For each of your properties please disclose if a member of your management team has visited the property.

Response to Comment 9:  We have revised the fourth paragraph under the “Business Strategy” heading on page 20 to disclose that three members of the Company’s management team have visited the properties.

Comment 10.
We note your response to comment 20 from our letter dated September 26, 2013 and we partially reissue the comment. Please revise to give a general estimate of your sales to
China versus other geographic locations.

Response to Comment 10:  We have added to the sixth  paragraph under the “Business Strategy” heading on page 20 to explain that to date, 100% of sales have been to China, which management expects to continue through 2015.

Comment 11.
We note your response to comment 21 from our letter dated September 26, 2013 and we reissue the comment. Revise to discuss the distribution methods of your product. See
Item 101(h)(4)(ii) of Regulation S-K. In this regard, we note that the disclosure that you
“will be able to deliver product to China at a lower cost and shorter delivery time”
remains in your prospectus and the referenced disclosure under “Our Strategy” and “Iron
Ore Mining and Marketing” does not address movement of your product.

Response to Comment 11:  We previously removed the reference to lower cost and shorter delivery time”.  Please note our discussion in the last paragraph under the “Iron Mineral Mining and Marketing” heading on page 25 that discusses the Company’s belief that developing its own mines will offer a better position to market its products profitably on page 25. Also note that we discuss “control of price” on page 20 under “Business Strategy” section, that refers to the Company being more competitive if it is able to own its own product supply.

Joint Ventures

Comment 12.
We note your revised disclosure in response to comment 22 from our letter dated
September 26, 2013. Please revise to clarify the meaning of “necessary and proper to maintain continuity of the joint venture.”

Response to Comment 12:  We have revised the second paragraph under the “Joint Ventures” heading on page 21 to clarify that additional funds will be invested, “if needed, in the event mining operations are commenced.”

Comment 13.
We note your disclosure here that you deposited $ 100,000 for a 50% mining concession rights in the Marias property. We also note your disclosure here that you have recorded the payments made to your joint ventures as exploration cost due to the highly unpredictable legal process in Mexico. However, it appears from your disclosures in
Note 3 on page F-15 that these payments are recorded as prepayments in your financial statements. If the payment represents exploration cost as you have disclosed here, such costs should be expensed as incurred. Please clarify what these payments represent and disclose here whether this payment is considered a) capital contribution; b) your share of the joint venture expenses in accordance with the joint venture agreement (Exhibit 10.1);
or c) exploration cost. Tell us how your presentation of these deposits in the financial statements is appropriate. Revise your financial statements and disclosures as appropriate to provide consistent disclosures.

Response to Comment 13:  The Company has written-off the $100,000 prepaid mining assets to avoid ambiguity on the future mining assets benefits and relevant income generating capability.  The reference to “exploration cost” at the end of the second paragraph on page 21 was not amended and Note 3 to the financial statements on page F-15 has been revised to reflect appropriate the accounting treatment.

Comment 14.
We note your response to comment 34 from our letter dated September 26, 2013 did not fully address the issues. Thus, this comment is reissued. Please revise to disclose in detail the ownership in the joint ventures with Groupo Santander SA DE CV and Geo
Iron Resource DE CV. Please ensure to include the details of your ownership, your shareholders, related and unrelated parties in each of these joint ventures.

Response to Comment 14:  We have expanded disclosure under the “Relationships and Related Party Transactions” heading on page 40 to add details regarding the ownership, management and control of the joint ventures and the issuance of shares related to the joint ventures. Additional information has also been added to the under the “Joint Venture” heading on page 21 regarding the ownership of the joint venture parties. Please note that we have also revised and expanded Note 6 to the financial statements on page F-15 to add information concerning ownership of the joint ventures by both related and unrelated parties. We do not believe that it is necessary to disclose the identity of unrelated parties in the body of the prospectus under the “Relationships and Related Party Transactions” heading.

Plan of Operations

Comment 15.
We note your response to comment 23 from our letter dated September 26, 2013 and we reissue the comment. In this regard we note the production estimates on page 30 of your revised disclosure.

Response to Comment 15:  The next to last paragraph under the “Preliminary Budget For Feasibility And Engineering Studies” subheading on page 31 referring to production estimates was previously removed in Amendment No. 2 in response to your comment 23. Thus no change has been made. We have also removed the reference to reserve estimation under Note 2(g) of the September 30, 2013 financial statements.

Employees and Contractors

Comment 16.
We note your revised disclosure in response to comment 26 from our letter dated
September 26, 2013 and we partially reissue the comment. Please revise to clearly state the total number of employees employed by the company as required by Item
101(h)(4)(xii) of Regulation S-K.

Response to Comment 16: We have revised disclosure under the “Employees & Contractors” heading on page 32 to state the total number of Company employees and to clarify that employees of the Company’s Mexican contractor are not employees of the Company.  Also, please be advised that Richard Magniccari has resigned as the Company’s General Director of Commodities and Director of Sales and all references to Mr. Magniccari have been removed from the “Employees & Contractors” heading and under the “Management” section on page 37.

Results of Operations
For the three and six months ended September 30, 2013 compared to the three and six months ended September 30, 2012, page 32

Comment 17.
We note your current disclosure does not include discussion of the material changes in your results of operations during the six months ended September 30, 2013 compared to the corresponding year-to-date period of the preceding fiscal year i.e., six months ended
September 30, 2012 as required by Item 303(b) of Regulation S-K. Please revise.

Response to Comment 17:  We have included the narrative disclosure concerning the discussion of material changes in results of operations during the six months ended September 30, 2013 immediately following the applicable table on page 34.

Comment 18.
We note your revisions in response to comment 28 from our letter dated September 26,
2013 did not fully address the issues noted. Thus, we are reissuing our comment. Please expand your discussion of results of operations for each period presented to describe and quantify underlying material activities that generate revenue and cost variances between periods presented. To enhance an investor’s understanding of your business provide a narrative discussion of the extent to which changes in net revenues and cost of sales attributable to changes in prices or to changes in the volume. Please ensure to quantify the effect of each causal factor that you cite for material changes in your financial statements. Your revised variance analysis should fully explain the changes between periods. Refer to Item 303 of Regulation S-K, SEC Release No. 33-8350 and FRR
501.04

Response to Comment 18:  We have revised disclosure and enhanced the narrative for the various periods presented under the “MD&A” section to better explain the variances in operations and results.

Relationships and Related Party Transactions

Comment 19.
We note your revised disclosure in response to comments 35 and 36 from our letter dated
September 26, 2013. Please revise to provide the information required under Item 404(d)
of Regulation S-K for the past three fiscal years and the current fiscal year. See
Instruction 1 to Item 404. Also clarify your references to loans from unrelated parties.
Identify these parties if required pursuant to Instruction 1 to Item 404(a) of Regulation S-
K. For each loan, provide the information required by Item 404(a)(5) of Regulation S-K.

Response to Comment 19:  We have expanded the discussion under the “Relationships and Related Party Transactions” heading on page 40 to expand details of related transactions, particularly the joint venture and loan transactions. Please note that we have only generally disclosed the transactions with unrelated party, although there is expanded discussion of these transactions under Note 6 to the financial statements.

Financial Statements

Statements of Cash Flows for the years Ended March 1, 2013 and 2012

Comment 20.
We note your reclassification of the line item “Forfeiture of common stock”, in an amount of $397,500, from cash flows from operating activities to cash flows from financing activities. We also note your response to comment 42 from our letter dated
September 26, 2013 that when the forfeiture of common stock was confirmed, you credited a note receivable or an asset and debited the corresponding common stock and paid in capital. It appears to us that the presentation of these non-cash transactions in the financing activities is not appropriate. Such non-cash transactions can be disclosed in supplemental schedule of non-cash investing and financing activities. Please revise or advise. Refer to FASB ASC 230-10-50-3.

Response to Comment 20:  In response to your comment, we have added “non-cash transactions” in supplemental information under the Statements of Cash Flows of the financial statements.

Comment 21.
We note your response to comment 43 from our letter dated September 26, 2013.
However, we note that disclosures have not been revised as stated in your response. Thus, the comment is reissued. Please explain the line item “Other current liabilities” reported for the year ended March 31, 2012 and reconcile the amount to the change in line items reported in your balance sheets.

Response to Comment 21:  The line item “other current liabilities” of $477,500 stated in the Statements of Cash Flow for the year ended March 31, 2012 was a typographical error. The correct accounting term should be “other current receivables”. We have added the reconciliation disclosure in Note 3 to the financial statements, “Prepayments and Other Current Receivables”. Also the offset of $397,500 as “other current receivables – share subscription” was also disclosed in the non-cash transactions supplement disclosure of the Statement of Cash Flow to clarify the forfeiture of common stock.

Notes to Financial Statements for the Years Ended March 31, 2013 and 2012
Note 2. Summary of Significant Accounting Policies

Comment 22.
We note your response to comment 45 from our letter dated September 26, 2013 did not fully address the issues. Thus, the comment is partially reissued. Please revise to:
a) Clarify whether GEO JS Tech Group Corp., Groupo Santander SA DE CV and GEO
Iron Resource DE CV are entities under common control.
b) Disclose (i) your contribution, investment and ownership in each of the joint ventures separately and (ii) how you account for your interest in joint ventures with Groupo
Santander SA DE CV and GEO Iron Resource DE CV (i.e.. consolidation or equity method) and how it is appropriate.
c) Disclose in MD&A how the operations of GEO Iron Resource DE CV and Groupo
Santander SA DE CV have been reflected in your financial statements.

Response to Comment 22:  We have revised the “Joint Ventures” heading on page 21 concerning the joint venture parties ownership and relationship disclosures including the following:

a)	Additional disclosure has been added to clarify the relationship.
Geo Iron Resource SA DE CV is under common control.
Groupo Santander SA DE CV is under common control.
b)	Additional disclosure has been added to clarify the contribution, investment and ownership in each site.
Geo JS Tech Group contributed the management team and the know how to Groupo Santander SA DE CV and Geo Iron Resource SA DE CV.
The Company did not invest any money in the joint venture of  Groupo Santander SA DE CV and Geo Iron Resource SA DE CV since PILO I and II and Maria is currently in exploration stage.  Refer to the answer to question for detail of ownership of each Mexico company.
c)      Additional disclosure has been added to the “MD&A” section starting on page 33.

Note 2 (i) Revenues Recognition

Comment 23.

Based on your disclosures on page 35, it is not clear whether your revenue includes shipping charges and insurance costs. Please clarify. In addition, please expand your accounting policy disclosure to provide how you account for the insurance and shipping costs for the delivery of goods to your customers.

Response to Comment 23:  We have removed the third paragraph under the “Our Strategy” heading on page 3 that referred to a claim of delivering product to China at a lower cost and shorter delivery time. We believe that the revisions made under the ‘Business Strategy” heading starting on page 20 and the existing discussion under the “Iron Mineral Mining and Marketing” heading on page 25 adequately respond to your comment.

To further clarify, please note that GEO Tech will include shipping costs as part of revenue if the Company charges shipping costs at CNF to buyer.  The Company does not purchase insurance because the buyer will purchase insurance.  The Company does not recognize insurance as revenue.

GEO Tech charged shipping costs on MV Kriton and MV Loreto on the first two ships at Ensenada, Mexico and does not charge insurance since the customers asked for CNF to China.
The third and fourth shipments were sold FOB at Lazaro Cardenas, Mexico and no insurance was charged.

Note 6. Related Party Transactions

Comment 24.
In fiscal year 2012, you paid $4.56 million production cost to Pan American Mineral
Ventures, S.A. DE C.V. In fiscal year 2013, you paid $4.06 million production cost to
GEO Iron Resource S.A. Please expand your disclosure to describe the nature of the production cost and in which financial statement line item you recorded such cost.

Response to Comment 24:  We have revised and expanded Note 6 to the financial statements to discuss the nature of production costs

Notes to Financial Statements for the Period Ended September 30, 2013 and 2012

Note 9. Common Stock

Comment 25.
It appears that you have included statements of cash flows for the three months ended
September 30, 2013 and 2012 and omitted the required statements of cash flows for the six months ended September 30, 2013 and 2012. For example, the net losses included in the cash flows from operating activities reflect the losses for the three months ended
September 30, 2013 and 2012 as disclosed on page F-4. Please revise to provide the statements of cash flows for the six months ended September 30, 2013 and 2012 as required by Rule 8-03 of Regulation S-X. Please also update the liquidity and capital resources discussion for the six months ended September 30, 2013 on page 33.

Response to Comment 25:  Please be advised that we have replaced the incorrect Statements of Cash Flow for the three months ended September 30, 2013 by the Statements of Cash Flow for the six months ended September 30, 2013.

Notes to Financial Statements for the Periods Ended September 30, 2013 and 2012
Note 9. Common Stock

Comment 26.
We note your response to our comment 49 from our letter dated September 26, 2013.
However, to enhance reader’s understanding of your valuation and accounting for the acquisition of assets and services in exchange for the common stock, please address the following:
a) Tell us and disclose the basis for valuation of shares and the corresponding assets and services recorded.
b) We note that you issued on May 18, 2013, 17,000,000 shares of valued at $1,700,000 or $.10 per share in exchange for legal and professional services. Considering your shares are not traded, please specifically address how you complied with the guidance in FASB ASC 505-50-30-2 and 505-50-30-6 and demonstrate to us how your valuation and accounting for of shares issued in exchange for services is appropriate.
c) We note that you issued on May 18, 2013, 90,000,000 shares of common stock valued at $950,000 or approximately $ .01 per share to acquire mining rights for three lots of mines, mining machinery and equipment located in Mexico from of Geo Iron
Resource S.A and Groupo Santander SA DE CV. Considering your disclosure that (i)
one of your shareholders owned 51% of Geo Iron Resource S.A and 38,000,000 shares or 76% of shares issued to acquire the assets from Geo Iron Resource S.A were issued to your shareholders and (ii) one of your shareholder owned 62% of Groupo
Santander SA DE CV and he received 25,050,000 shares or 63% of shares issued to acquire the assets from Groupo Santander SA DE CV, it appears to us that the assets acquired from Geo Iron Resource S.A and Groupo Santander SA DE CV should be recorded at the transferors' historical cost basis in accordance with SAB Topic 5.G.
Please revise the financial statements and disclosures as appropriate or explain to us how your valuation and accounting for the transactions are appropriate.

Response to Comment 26:  We have made certain revision to the financial statements including the common control involving several companies and a detailed analysis concerning legal and professional expenses.  We have also revised the assets acquired from Geo Iron Resource SA and Groupo Santander SA DE CV at the transferors’ historical cost. Please see Note 10 to the September 30, 2013 financial statements for a discussion of common control concerning several companies.

a) During September to October 2012, the Company had negotiated and agreed to acquire mining rights for three lots of mines, mining machinery and equipment located in Mexico with historical value $950,000, by issuance of 90,000,000 shares of its common stock. The mining rights for PILLO 1 and PILLO 2 have a historical cost at $650,000. The mining right of MARIA has no historical value. The machine and equipment are comprised of a CAT’s excavators and trucks with a net historical value at 207,348 (cost $428,000 minus accumulated depreciation $220,652) and Station Crusher with a net historical value at $92,652 (cost $191,250 minus accumulated depreciation $98,598). On May 18, 2013, 90,000,000 shares of common stock were issued to effect this transaction. On the same day, the Company issued 17,000,000 share of common stock to exchange legal and professional services with equivalent amount of book and fair value $1,700,000.

The following is a detailed analysis concerning the legal and professional expenses:

	Service Professional
					Service	Hour
				Hourly	Contract	Per	Billing	Stock
Name		Number of Share	Consultant	Rate	Week	Week	Rate	Comp.

Jon	Brennan	500,000	Web and Business Plan Advisor	375	39	10	146,250	50,000
James	Yeung	10,000,000	Financial Advisor	650	78	20	1,014,000	1,000,000
Vy	Nguyen	300,000	Legal Advisor	350	52	3	54,600	30,000
Robert	Thomas	500,000	Business Advisor	350	52	3	54,600	50,000
Michael	Palescandolo	500,000	Business Advisor	350	52	3	54,600	50,000
David	Eng	500,000	Business Advisor	250	52	5	65,000	50,000
Rui	Zhang	500,000	Business Advisor	250	52	5	65,000	50,000
Dak	Yee	4,200,000	Business Advisor	175	156	18	491,400	420,000

	Total	17,000,000					1,945,450	1,700,000

b)  According to FASB ASC 505-50-30-6 as referenced from FASB ASC 505-50-30-2, if the fair value of goods or services received in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction.

The services values are determined by agreement among the service providers and management. Management approached several potential service providers and directly negotiated with them in consideration for the services to be provided with common stock as compensation, connected with expected time and duration of services.  The services prices were the result of negotiation and agreements and the provider needed to bear a risk of no cash received, but rendering their services in exchange for common stock.

As of today, the legal and professional services still continue, even though some of the service contracts have ended.  The actual billing and service has exceeded the private placement price for the service provider.  Because the fair value of goods or services received cannot be determined, using the private placement price of $0.10 will be a more accurate measureable valuation.

c)  We have revised the assets acquired from Geo Iron Resource SA and Groupo Santander SA DE CV at the transferors’ historical cost.

Of the $950,000, $650,000 is to mining assets, $300,000 to machinery, equipment and other depreciable assets. Please see the revised financial statements for September 30, 2013 and Note 14.

Comment 27.
We note your response to the second bullet point of comment 49 from our letter dated
September 26, 2013 regarding the classification of your prepayments. However, we note the consideration relates to acquisition of (a) mining rights and equipment which are considered long term assets and (b) services to be provided through 2014. Considering such acquired assets and services are not reasonably expected to be realized or consumed within one year or a normal operating cycle of the business, they should be classified as non-current assets. Accordingly, it appears to us your financial statements and disclosures should be revised to present these prepayments as (i) mining rights (ii)
machinery and (iii) the value of services to be provided beyond one year as long term prepayments and appropriately classified in non-current assets. Please revise or advise. Refer to FASB ASC 210-10-45-4 for further guidance.

Response to Comment 27:  Please see the revised financial statements for September 30, 2013 and Note 14. We have revised the relevant prepayment of $1,800,000 by reduction of $950,000, of which $650,000 is to mining assets and $300,000 is to machinery, equipment and other depreciable assets

Please review Amendment No. 3 to the Company’s Form S-1 registration statement with a view that the Company intends to submit a request for acceleration of the effective date.

We will deliver to the Staff “redlined” hard copies of the Form S-1 for your convenience.

Any further questions or comments concerning the Company can be directed to this office by phone at (801) 733-0800, by Fax at (801) 733-0808 or e-mail at LNeilsonLaw@aol.com with a copy to Jimmy Yee at jimmy@geotechusgroup.com.

Yours truly,

         /S/      Leonard E. Neilson

Leonard E. Neilson

:ae
Attachments
cc:  Jimmy Yee CFO, GEO JS Tech Group Corp